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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 14D-1


                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No.3 - Final Admendment)

                                      and

                                  SCHEDULE 13D
                               (Amendment No. 2)
       (PURSUANT TO SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934)


                         COMMUNITY CARE OF AMERICA, INC.
                            (NAME OF SUBJECT COMPANY)



                           IHS ACQUISITION XXVI, INC.
                          A WHOLLY OWNED SUBSIDIARY OF



                        INTEGRATED HEALTH SERVICES, INC.
                                    (Bidders)


                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)


                                    20363B 10


                      (CUSIP Number of Class of Securities)


                            MARSHALL A. ELKINS, ESQ.
                        INTEGRATED HEALTH SERVICES, INC.
                             10065 RED RUN BOULEVARD
                          OWINGS MILLS, MARYLAND 21117
                             TELEPHONE: 410-998-8400


            (Name, Address and Telephone Number of Person Authorized

           to Receive Notices and Communications on Behalf of Bidders)



                                   COPIES TO:




     Carl E. Kaplan, Esq.                    Leslie A. Glew, Esq.
     Fulbright & Jaworski L.L.P.             Integrated Health Services, Inc.
     666 Fifth Avenue                        10065 Red Run Boulevard
     New York, New York 10103                Owings Mills, Maryland 21117
     Telephone: (212) 318-3000               Telephone: (410) 998-8400

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
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CUSIP NO. 20363B10
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     INTEGRATED HEALTH SERVICES, INC. (I.R.S. #23-2428312)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                      (A) [ ]
     (SEE INSTRUCTIONS)                                                  (B) [ ]
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3.   SEC USE ONLY
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4.   SOURCES OF FUNDS (SEE INSTRUCTIONS)

     BK, WC
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(E) OR 2(F)                                                   [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,597,801
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8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES        [ ]
     (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     100%
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10.  TYPE OF REPORTING PERSON (SEE INSTRUCTION)

     CO
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

CUSIP NO. 20363B10
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     IHS ACQUISITION XXVI, INC. A WHOLLY OWNED SUBSIDIARY OF INTEGRATED HEALTH SERVICES, INC. (I.R.S. #: PENDING)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                      (A) [ ]
     (SEE INSTRUCTIONS)                                                  (B) [ ]
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3.   SEC USE ONLY
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4.   SOURCES OF FUNDS (SEE INSTRUCTIONS)

     AF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(E) OR 2(F)                                                   [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,597,801
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8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES        [ ]
     (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     100%
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10.  TYPE OF REPORTING PERSON (SEE INSTRUCTION)

     CO
--------------------------------------------------------------------------------

     This Amendment No. 3 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to Schedule 13D filed by Integrated Health Services, Inc., a
Delaware corporation ("IHS"), and IHS Acquisition XXVI, Inc., a Delaware corporation and a wholly-owned subsidiary of IHS (the "Purchaser"), on August 7, 1997, as amended by Amendment No. 1 filed September 8, 1997 and Amendment No. 2 filed September 22, 1997 (as amended, the "Schedule 14D-1"), with respect to the shares of Common Stock, par value $.0025 per share, of Community Care of America, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase attached as Exhibit
(a)(1)  thereto.  This filing  constitutes  the final  amendment to the Schedule
14D-1.

     This Amendment is also Amendment No. 2 to the Schedule 13D of IHS.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The  information  set  forth  in  paragraphs  (a)  and (b) of Item 6 of the
Schedule 14D-1 is hereby amended and supplemented by the following information:

     The Offer, as extended, expired at 5:00 p.m., New York City time, on September 25, 1997. According to a preliminary count by Citibank, N.A., the depositary for the Offer, as of 5:00 p.m., New York City time, on September 25, 1997, there were validly tendered pursuant to the Offer 7,255,691 Shares (including 3,920 Shares tendered pursuant to the procedures for guaranteed delivery set forth in the Offer to Purchase), representing approximately 95.5% of the total number of Shares currently outstanding. Pursuant to the Offer, the Purchaser has accepted for payment all such Shares validly tendered in accordance with the terms of the Offer. Because the Purchaser owned at least 90% of the outstanding Shares, the Merger was consummated, effective at 6:00 p.m. on September 25, 1997, without a stockholder vote in accordance with the Delaware GCL.

     The information set forth in the press release issued by IHS on September 25, 1997 is incorporated herein by reference and is filed as Exhibit (a)(10) to this Amendment.

ITEM 10. ADDITIONAL INFORMATION.

Item 10(f) of the Schedule 14D-1 is hereby supplemented and amended by adding the following information thereto:

     The information set forth in the press release issued by IHS on September 25, 1007 is incorporated herein by reference and is filed as Exhibit (a)(10) to this Amendment.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10). Press Release dated September 25, 1997, issued by Integrated Health Services, Inc.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: September 29, 1997


                           IHS ACQUISITION XXVI, INC.



                           By     /s/ Brian Davidson
                                  ------------------------------------
                                  Name:  Brian Davidson
                                  Title: Executive Vice President-Development


                           INTEGRATED HEALTH SERVICES, INC.



                           By     /s/ Brian Davidson
                                  ------------------------------------
                                  Name:  Brian Davidson
                                  Title: Executive Vice President-Development

                                 EXHIBIT INDEX



EXHIBIT
  NO.                                DESCRIPTION
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(a)(10)     Press Release, dated September 25, 1997, issued by Integrated Health
            Services, Inc.






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